Exhibit 99.69

Enthusiast Gaming Holdings Inc.

(formerly J55 Capital Corp.)

Management’s Discussion and Analysis

For the Three and Nine Months Ended September 30, 2020

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Management Discussion and Analysis

For the Three and Nine Months Ended September 30, 2020

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following discussion and analysis is management’s assessment of the results and financial condition of Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.) (the “Company” or “Enthusiast”, or when referenced prior to August 30, 2019, “J55”). The following information should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2020, and the notes to those unaudited condensed consolidated interim financial statements, all of which are available on Enthusiast’s issuer profile on SEDAR at www.sedar.com.

The date of this management’s discussion and analysis (“MD&A”) is November 13, 2020. Unless otherwise indicated, all financial data in this MD&A has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee. All dollar amounts are stated in Canadian Dollars unless otherwise indicated.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities legislation (“forward-looking information”). Such forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below and as detailed under “risks and uncertainties” in this MD&A.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking information contained herein is given as of the date of this MD&A and the Company disclaims any obligation to update any forward-looking information, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

NON-GAAP MEASURES

There are measures included in this MD&A that do not have a standardized meaning under generally accepted accounting principles (GAAP) and therefore may not be comparable to similarly-titled measures and metrics presented by other issuers and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. In particular, “working capital”, “EBITDA”, and “revenue per view” or “RPV” are non-GAAP measures. Enthusiast includes these measures because it believes certain investors use these measures and metrics as a means of assessing financial performance and that such measures highlight trends in the Company’s financial performance that may not otherwise be apparent when one relies solely on GAAP measures.

The non-GAAP measures presented in the MD&A are as follows:

i.	“Working capital”, which refers to current assets minus current liabilities;

ii.	“EBITDA”, which represents net income before interest, income taxes, depreciation and amortization, with potential adjustments for certain non-core or non-operational items; and

iii.

“Revenue per viewer or (“RPV”)” which is measured as the Company’s media revenue plus certain categories of eSports revenue including sponsorship and streaming revenue, the sum of which is then divided by the average monthly viewers over the indicated period. In the case of an interim three-month period, the quotient is multiplied by four to produce an annualized figure.

Non-GAAP measure should not be considered in isolation or as a substitute for revenue, net income, cash flows generated by operating, investing or financing activities, or other financial statement data presented in accordance with GAAP, and may not be comparable to similarly titled measures used by other companies.

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Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Management Discussion and Analysis

For the Three and Nine Months Ended September 30, 2020

DESCRIPTION OF ENTHUSIAST GAMING HOLDINGS INC.

Enthusiast Gaming Holdings Inc., is a gaming company building the largest community of authentic lifestyle gamers. The Company’s principal business activities are comprised of media, content, eSports, and entertainment. The Company’s digital media platform includes approximately 100+ gaming related websites and 1,000 YouTube channels. The Company’s gaming content division includes 2 of the top 20 gaming media and entertainment video brands with BCC Gaming and Arcade Cloud, reaching more than 50 million unique viewers a month across 9 YouTube pages, 8 Snapchat shows and related Facebook, Instagram and TikTok accounts. Its 100+ gaming- related websites, including The Sims Resource, Destructoid, and The Escapist, collectively generate approximately 1 billion page views monthly. Enthusiast’s talent division works with nearly 1,000 YouTube creators generating approximately 3 billion views a month working with leading gamer talent such as Pokimane, Flamingo, Anomaly, and The Sidemen. The Company’s entertainment division owns and operates Canada’s largest gaming expo, Enthusiast Gaming Live Expo, EGLX, in addition to the leading global mobile gaming event, Pocket Gamer Connects. The Company’s eSports division, Luminosity Gaming, is a leading global eSports organization, managing 7 professional eSports teams under ownership and management, including the Vancouver Titans Overwatch team and the Seattle Surge Call of Duty team, and approximately 50 influencers. Between its online digital media properties, its network of partner websites, its video gaming expo, and its eSports organization, the Company engages approximately 300 million gaming enthusiasts worldwide monthly. The Company is a publicly traded company listed on the Toronto Stock Exchange (“TSX”) under the symbol “EGLX”. The Company commenced trading on the TSX on January 27, 2020, following a graduation from the TSX Venture Exchange (the “TSXV”). The registered head office of the Company is 90 Eglinton Avenue East, Suite 805, Toronto, Ontario, M4P 2Y3.

J55 was incorporated under the Business Corporation Act (British Columbia) on June 27, 2018 and upon incorporation was classified as a Capital Pool Company, as defined in Policy 2.4 of the TSXV.

On August 30, 2019, J55 completed a Qualifying Transaction (as defined by the policies of the TSXV) with Aquilini GameCo Inc. (“GameCo”) in accordance with an amalgamation agreement dated May 30, 2019, pursuant to which J55 acquired all of the issued and outstanding securities of GameCo in exchange for identical securities of J55 on a one-for-one basis (the “Amalgamation”). The Amalgamation is considered a related party transaction due to J55 and GameCo having common directors.

Although the Amalgamation resulted in GameCo becoming a wholly-owned subsidiary of J55, the transaction constitutes a reverse acquisition of J55 by GameCo in-as-much as the former shareholders of GameCo received 95.3%, on a non-diluted basis, of the issued and outstanding common shares of the resulting corporation. For accounting purposes, GameCo is considered the acquirer and J55 the acquiree. Accordingly, the consolidated financial statements are a continuation of the financial statements of GameCo and references to the “Company” will mean the consolidated entity subsequent to the date of the Amalgamation and to GameCo prior to that date.

On August 27, 2019, GameCo completed an acquisition of Luminosity Gaming Inc. (“Luminosity Gaming”) and Luminosity Gaming (USA), LLC (“Luminosity USA”, which together with Luminosity Gaming, is herein referred to as “Luminosity”) (the “Acquisition”). The Acquisition was completed in accordance with a share purchase agreement dated February 14, 2019 (the “SPA”), between GameCo, Luminosity, and Stephen Maida (founder and sole shareholder of Luminosity), pursuant to which GameCo agreed to acquire Luminosity in exchange for: (i) $1,500,000 in cash, payable on the closing date; (ii) 7,500,000 common shares in the capital of the GameCo, issuable on the closing date and subject to certain escrow conditions; and (iii) a promissory note, issuable on the closing date, with a principal value of $2,000,000, maturing on the completion of the of the Amalgamation. The Acquisition is accounted for in accordance with IFRS 3, Business Combinations (“IFRS 3”), as the operations of Luminosity constitute a business.

On August 30, 2019, following the closing of the Amalgamation, the Company completed a plan of arrangement with Enthusiast Gaming Properties Inc. (formerly Enthusiast Gaming Holdings Inc.) (“Enthusiast Properties”) in accordance with an arrangement agreement between J55, GameCo, and Enthusiast Properties, dated May 30, 2019 (the “Arrangement Agreement”). Pursuant to the Arrangement Agreement the Company acquired all of the outstanding common shares of Enthusiast Properties in exchange for common shares of the Company on the basis of 4.22 common shares for each one Enthusiast Properties common share (the “Arrangement” or the “POA”). All options and warrants of Enthusiast Properties were exchanged on the same basis, with all other terms of the options or warrants remaining the same. The Arrangement is accounted for in accordance with IFRS 3, as the operations of Enthusiast Properties constitute a business.

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Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Management Discussion and Analysis

For the Three and Nine Months Ended September 30, 2020

DESCRIPTION OF ENTHUSIAST GAMING HOLDINGS INC. (Continued)

Upon the completion of the transactions described above, Enthusiast Gaming Holdings Inc. changed its name to Enthusiast Gaming Properties Inc., and J55 Capital Corp. changed its name to Enthusiast Gaming Holdings Inc.

On October 3, 2019, the Company, through its wholly-owned subsidiary, Enthusiast Properties, acquired Steel Media Limited (“Steel Media”) pursuant to a share purchase agreement dated September 17, 2019 (the “Steel SPA”). Pursuant to the terms of the Steel SPA, the Company has agreed to (i) a cash payment of approximately USD $2,969,000, of which USD $1,968,536 was paid on closing (USD $1,000,000 plus cash on hand) with the balance to be paid on the first anniversary of the date of closing and (ii) issuance of approximately USD $488,000 worth of common shares, which resulted in 304,147 shares being issued at a deemed price of $2.14 per share on closing. In addition, the Company has agreed to an earn-out payment of up to USD $500,000 based on the performance of Steel Media. All common shares issued in connection with the transaction are subject to a 12 month hold period from the date of issuance. The Steel SPA is accounted for in accordance with IFRS 3, as the operations of Steel Media constitute a business.

On August 30, 2020, the Company acquired all of the issued and outstanding shares of Omnia Media Inc. (“Omnia”) from Blue Ant Media Solutions Inc. (“Blue Ant”) pursuant to a share purchase agreement dated August 6, 2020 (the “Omnia SPA”). Pursuant to the terms of the Omnia SPA, Blue Any will receive (i) a cash payment of $11,000,000, subject to a customary working capital adjustment and holdbacks, (ii) 18,250,000 common shares of the Company which are subject to resale restrictions of: 50% after 180 days; 25% after 270 days; and 25% after 360 days, and (iii) a vendor-take-back loan with a face value of $5,750,000, which will bear interest at 9% per annum, compounded annually and payable at maturity, and carries a maturity of 36 months from the acquisition date. The Omnia SPA is accounted for in accordance with IFRS 3 as the operations of Omnia constitute a business.

Enthusiast has appointed Robb Chase, chief financial officer of Blue Ant, to serve on its board of directors pursuant to a nomination rights agreement entered into in connection with the Omnia acquisition. The nomination rights agreement entitles Blue Ant to nominate a director to the board of directors of Enthusiast until Blue Ant ceases to hold either (i) at least 75% of the Share Consideration or (ii) 10% of the issued and outstanding Common Shares.

In connection with the closing of the Omnia acquisition, on August 31, 2020 Enthusiast completed a share offering issuing 11,500,000 common shares at a price of $1.50 per offered share, for gross proceeds of $17,250,000, which includes the offered shares issued pursuant to the fully exercised over-allotment option. The share offering was underwritten by Canaccord Genuity Corp., as sole bookrunner and co-lead underwriter, with Paradigm Capital Inc., acting as co-lead and Haywood Securities Inc., acting a co-manager. The net proceeds of the offering being $15,609,257 were used to fund in part the Omnia SPA, certain cost related to the Omnia SPA and for general corporate purposes.

The Amalgamation, Acquisition, Arrangement, Steel SPA and Omnia SPA are collectively called the “Mergers and Acquisitions” in the condensed consolidated interim financial statements for the three and nine months ended September 30, 2020. For information relating to the accounting of the Acquisition, Amalgamation, Arrangement and Steel SPA, see note 4 of the audited financial statements of the Company for the year ended December 31, 2019. For information relating to the accounting of the Omnia SPA see note 5 of the condensed consolidated interim financial statements for the three and nine months ended September 30, 2020.

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Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Management Discussion and Analysis

For the Three and Nine Months Ended September 30, 2020

DESCRIPTION OF ENTHUSIAST GAMING HOLDINGS INC. (Continued)

Business Overview of Omnia

Omnia’s principal business activities include the creation, distribution, and exploitation of owned and talent-produced gaming-related video content, as well as the representation and management of underlying talent. Omnia generates advertising revenue from its External Talent Network, its Owned and Operated Content, as well as through Direct Brand Sales through delivery of targeted advertisements on YouTube and other platforms that users click on, leading to direct engagement between users and advertisers. Omnia has three main operating activities:

1.

The External Talent Network relates to the distribution of talent-produced video content on YouTube, where such content is primarily monetized through Google AdSense as well as other platforms such as Snapchat and Facebook and other OTT (over-the-top) and AVOD (advertising-based video on demand) services;

2.	Owned & Operated Content relates to the creation, distribution and exploitation of video content for owned channels on YouTube and other social media platforms; and

3.	Direct Sales relates to contracting directly with consumer brands to produce custom content and is typically supplemented with paid media for customer activations.

Omnia produces and programs over 30 weekly shows across AVOD and OTT channels and represents over 500 gaming influencers across YouTube and Twitch. Its distribution network reaches over 90 million unique viewers and has a significant U.S. market inventory of over 1,000 channels, over 600 million subscribers and over 3.2 billion monthly total video views.

Omnia’s main assets include short form video content, podcasts, and brands related to the Owned & Operated Content brands and channels. These include BCC Gaming, Arcade Cloud, GTA Today, The Squad, AC News, The Countdown, Wisecrack, and Best Cod Clips.

Rationale for the Acquisition of Omnia

The Omnia acquisition is expected to provide significant strategic benefits including the following key highlights:

1.

Creates One of the Largest Gaming Media Platforms in North America – The combined entity is expected to be one of the largest gaming media platforms in North America with approximately 100+ web properties, approximately 1,000+ YouTube channels, approximately 300 million monthly visitors and approximately 4.2 billion monthly views;

2.

Expected Revenue Synergies – Material revenue synergies are expected going forward given the ability to cross-sell talent, content and subscription offerings along with new revenue streams (such as custom content and entertainment offerings);

3.

Expansion into New Distribution Channels – Extension into new distribution channels, including Snapchat, Roku and Samsung. Distribution channels are expected to include, but are not limited to, Snapchat, Twitch, Amazon, Roku, Samsung and Twitter; and

4.

Expected Cost Saving and Synergies – Expected annual cost saving and synergies of approximately $500,000 – $1,000,000 via overhead cost reduction, preferential rates as a result of increased scale and buying power and cost reductions on advertising technology services.

Operational Highlights of the Acquisition of Omnia

The acquisition of Omnia contributes a number of benefits to Enthusiast, each of which directly enhances Enthusiast’s core strategy:

1.

More Viewers – Through its digital properties and assets, Omnia generates approximately 3.2 billion in monthly views and approximately 90 million in unique monthly visitors. This has created a large portfolio of U.S.-focused advertising inventory which Omnia then monetizes;

2.

More Content – With a production team consisting of ten content creators and animators based out of Los Angeles, Omnia produces approximately 30 gaming shows per week for distribution. The expertise Omnia has developed in the creation and delivery of premium content has been a contributor to their continued growth and remains a competitive advantage moving forward;

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Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Management Discussion and Analysis

For the Three and Nine Months Ended September 30, 2020

DESCRIPTION OF ENTHUSIAST GAMING HOLDINGS INC. (Continued)

Operational Highlights of the Acquisition of Omnia (continued)

3.

Ad Sales and Subscriptions – Omnia’s track record of creating premium inventory presents a large opportunity for increased monetization via direct sales due to the added ability to meet client demand for video advertising. Selling advertising inventory directly to brands creates additional margin accretion as advertisers can charge a much higher price than traditional programmatic sales. As the number of brand customers increases, this in turn is expected to drive more influencers to Omnia in addition to allowing Omnia to expand into additional revenue generation opportunities such as subscription-based formats and concepts;

4.

New Revenue Streams – Omnia currently has a growing portfolio of Owned & Operated Content including brands such as BCC Gaming, Arcade Cloud, GTA Today, The Squad, AC News, The Countdown and Wisecrack. These assets are Owned & Operated Content of Omnia and management of the Company is of the view that they will allow Enthusiast to introduce additional revenue streams to increase the monetization of assets. In addition to Omnia’s owned and operated Content, they represent a network of over 500 gaming influencers which they monetize via talent management services, e-commerce and content licensing. Management of the Company is of the view that Omnia’s experience in these areas are expected to help Enthusiast to introduce additional revenue streams to its existing portfolio of digital assets; and

5.

Improved Analytics for Advertising – The combined entity is expected to possess an extensive data set for mining which in turn is expected to drive improved analytics and an improved ability for advertisers to target specific demographics.

BUSINESS PRODUCTS AND SERVICES

Enthusiast’s products and services fall into the following principle business activities: media & content, eSports & entertainment, and subscription.

Media and Content

The media and content platform contains news, reviews, videos, live streams, blog posts, tips, chats, message boards, and other video-gaming related content. Central to Enthusiast’s ability to create valuable advertising space is the ability to both develop content rich digital media and foster the interaction and contributions from the community with gaming rich content. Enthusiast possesses a platform of full and part-time content creators to develop robust, regular content updates across its platform which focus on new developments in the world of video games, in the form of videos, articles, blog posts, and other content.

Gaming communities are drawn to different aspects and forms of content on Enthusiast’s platform of websites. Part of Enthusiast’s strategy is to acquire profitable video gaming websites with differentiating content from the current portfolio, providing valuable, relevant content for any gaming enthusiast.

For any publishing company, the key mission is to build a dedicated following of engaged visitors and brands are looking for high levels of engagement within a target market to run successful advertising campaigns. Enthusiast has amassed a platform of engaged, lifestyle gamers that has become a leading advertising platform for brands targeting the gamer demographic. Enthusiast’s web platform is generating over 30 billion advertisement requests a month which are exclusively monetized by the Company. The majority of Enthusiast’s web revenue is driven by programmatic advertising across the platform. Enthusiast has built out a direct sales team to foster key relationships and drive revenue. The direct sales team is also responsible for developing long term clients looking for integrated advertising solutions across Enthusiast’s brands.

Omnia owns content brands that matter to fans who love gaming and pop culture including BBC Gaming, Arcade Cloud and Wisecrack. BCC Gaming is the #1 Fortnite community channel with more than 10 million subscribers on YouTube and nearly 2 million followers on Instagram attracting more than 25 million unique viewers a month. Arcade Cloud is a gaming channel featuring original animations. Wisecrack is a collective of comedians, academics, filmmakers, and artists. Omnia generates advertising revenue from its external talent network, its owned and operated content, as well as through direct brand sales through delivery of targeted advertisements on YouTube and other platforms that users click on, leading to direct engagement between users and advertisers.

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Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Management Discussion and Analysis

For the Three and Nine Months Ended September 30, 2020

BUSINESS PRODUCTS AND SERVICES (Continued)

eSports and Entertainment

Enthusiast Properties started organizing live events in 2014 by way of meet ups at a local pub in Toronto to engage the gaming community through personal interactions. As the meet ups continued to grow in popularity and size, the venues also grew to accommodate the increase in numbers. These small meet ups quickly escalated to a university, and then eventually, to an exhibition hall. Over the years, these meet ups graduated into EGLX.

In 2018, approximately 55,000 people attended two EGLX events and the Company continues to explore opportunities to grow its entertainment division to coincide with the significant growth of its platform online. Following the success of the two events in 2018, EGLX 2019 was brought back to the Metro Toronto Convention Centre with double the floor space. The 2019 EGLX had in excess of 30,000 attendees and featured over 150 exhibitors, panels, cosplay, free play, the Artist Alley, an Indie Corner and a Family Zone.

In November 2020 the Company held a virtual version of EGLX, which was live streamed from November 10 - 13, 2020 on eglx.com and on Twitch at twitch.tv/lgloyal. Supported by key sponsors, including SpiderTech, G FUEL and TikTok, the event featured world premieres, unique performances, and a number of gaming competitions. Featured talent and performances include: Muselk (9.48M subscribers), NickEh30 (5.4M subscribers), Fresh (6.66M subscribers), Anomaly (2.92M subscribers), xQc (1.13M subscribers), NFL Stars Richard Sherman and Darius Slay, and musicians ZHU and Goldlink.

The Company’s event division is also the operator of over 25 video game networking events across 11 countries, including key markets such as the US and UK. The Company is an industry leader in B2B and consumer mobile gaming events. It owns and operates numerous successful networking events around the world with 15,000 registered industry attendees and key sponsors and partners. As part of its B2B events, the Company hosts Pocket Gamer Party, Top 50 Developer Guide, Mobile Mixers, the Mobile Games Awards, and a feature event, Pocket Gamer Connects, the largest B2B mobile games conference series, with both virtual events and live events in locations such as London, San Francisco, Helsinki and Seattle.

The Company’s subsidiary Luminosity is a professional eSports organization based in Toronto, Canada. It currently has fully-owned teams competing in Fortnite, Apex Legends, Valorant, and Madden NFL. The Company also has minority ownership interest in the Vancouver Titans of the Overwatch League and the Seattle Surge of the Call of Duty League. Luminosity’s teams compete globally and Luminosity positions itself as a significant contender at the highest level of competition in all games in which it fields teams. In addition to its competitive eSports teams, Luminosity also has teams of content creators on YouTube and Twitch.

Subscription

Established in 1999, The Sims Resource (“TSR”) (www.thesimsresource.com) has grown to become the world’s largest female video gaming content and community destination online. The website offers custom content built around the popular TSR video game franchise, which can be downloaded by users to alter and/or expand gameplay. TSR offers a subscription which provides subscribers with an ad-free experience and priority downloading, amongst other benefits.

The Escapist (www.escapistmagazine.com/v2/the-escapist/) started offering subscription packages in July 2020. The subscription packages allow subscribers to get benefits like an ad-free viewing experience, bonus content and Escapist+ Badge on forums.

Siliconera started offering subscription packages in September 2020 at Siliconera-plus (www.siliconera.com/siliconera-plus/) which allows the subscribers to get benefits like an ad-free viewing experience, a greater voice regarding what subscribers see on the site, and more content.

REVENUE OPTIMIZATION

Since its inception, Enthusiast Properties has been developing its know how in the area of adtech and programmatic optimization tools, through a combination of internal development and third-party software tools. The Company continues to enter into new supply side platform (“SSP”) relationships that contribute to increased sell through rates and revenue performance. The Company also continues to invest in new adtech tools and expertise and expects to be able to achieve further revenue optimization on the Company’s web platforms throughout the remainder of 2020 and 2021.

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Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Management Discussion and Analysis

For the Three and Nine Months Ended September 30, 2020

LIVE EVENT ACTIVATIONS

The Company’s wholly-owned EG Live subsidiary successfully hosted two major EGLX events in 2018 and one major EGLX event in 2019. The first 2018 event was held at The International Centre in March which attracted 24,000 attendees and exhibitors and welcomed Bell Canada as its title sponsor for the first time. Building on the momentum, the Company moved its event to the larger Metro Toronto Convention Centre in October 2018 and welcomed over 30,000 more attendees and exhibitors over the three-day event, selling out on Saturday and reaching venue capacity. Following the success of the two EGLX events in 2018, EGLX 2019 was brought back to the Metro Toronto Convention Centre with double the floor space. The 2019 EGLX event featured over 150 exhibitors, panels, cosplay, free play, the Artist Alley, an Indie Corner and a Family Zone. The Company is currently assessing the impact ‘COVID-19’ will have on its live events, see discussion under Other Risk and Uncertainty relating to ‘COVID-19’.

Over the past two years, EGLX has expanded its sponsorship partners to include, Bell, Ubisoft Canada, CIBC, HP Omen, MSI, Nintendo, Warner Brothers, Alibaba, eBay, LG, HP, Microsoft, Cineplex, Sun Life Financial and OverActive Media, while also hosting Canada’s largest eSports tournament, WESG Finals - the World Electronic Sports Games (“WESG”), Olympic-style eSports competition, hosting the inaugural Rising Stars Tournament with a $40,000 prize pool and a sponsorship deal with Enthusiast’s eSports division, Luminosity Gaming. EGLX attendees have had the opportunity to meet and play with celebrities and gaming enthusiasts including Mitch Marner of the Toronto Maple Leafs, Andy Cortez, Greg Miller and Nick Scarpino of Kinda Funny, Naomi Kyle of Everybody Games, and the Heads-Up Daily team, while also meeting eSports athletes such as SypherPK, JuniorPK, and Destroy.

Combined during 2018 and 2019, the events reached over 1 million online viewers, watching live streams of its eSports competitions on Twitch as well as the Company’s digital properties. The Company intends to explore adding additional consumer focused live events globally, including a possible EGLX expansion to the US, once the public gathering restrictions surrounding the COVID-19 pandemic are lifted.

EGLX 2020 was held in a virtual format, live streamed from November 10 - 13, 2020 on eglx.com and on Twitch at twitch.tv/lgloyal. EGLX 2020 schedule highlights included:

•

The Escapist Magazine’s Games Showcase: A 2-day live stream showcase with a focus on both indies and major titles coming to the next-generation consoles. The show featured exclusive reveals, gameplay trailers and developer diaries, followed by hands-on demos of these games and live interviews with the developers;

•	Call of Duty Tournament: Hosted by paraplegic gamer Rocky No Hands, exclusive to paraplegics using a modified accessible gaming controller;

•	The Sims Resource LIVE: The Sims Resource (“TSR”) and acclaimed designer Louise Goldin showcased her TSR-exclusive designs live for the EGLX audience. Hosted by Sims content creator Deligracy;

•	Pocket Gamer Launchpad: Pocket Gamer Launchpad celebrates new, upcoming or updated iOS and Android games. It offers a new way for publishers and developers to promote their games;

•

Gamers Got Talent: Several of the most exciting stars in gaming across the US and Canada competed to showcase their unique skills. Judges determined who has the talent to become the next viral gaming star;

•	SlayVS: NFL star Darius Slay joined fellow NFL’er Richard Sherman, The Griffin Twins and American Rap Artist Goldlink to play a friendly game of Call of Duty Warzone;

•

Tori Pareno - The Dating Game: TikTok star and viral personality, Tori Pareno participated in the age-old classic game show, with popular couples in the gaming entertainment universe tasked to answer revealing questions about their relationship;

•

Rising Stars Final Showdown: Rising Stars gives amateur gamers a shot to be the next gaming celebrity. Contestants are mentored by Luminosity talent, and judged by a panel of celebrity gamer judges. The winner received a USD $100,000 Luminosity contract; and

•	Esports Tournaments: Tournaments included hundreds of participants and talent, and official partnerships with Game Developers.

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Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Management Discussion and Analysis

For the Three and Nine Months Ended September 30, 2020

LIVE EVENT ACTIVATIONS (Continued)

The Company also hosts approximately 30 B2B focused events globally each year. The leading series of these events, PG (“Pocket Gamer”) Connects, is an international series of B2B events for the global mobile games industry. With events in London, Seattle, Hong Kong, Helsinki and the Middle East, PG Connects is a leading mobile gaming event series worldwide. Its annual flagship event in London is the largest B2B mobile games industry event in Europe.

This year’s PG Connects London was held in January 2020 and saw record breaking attendance with almost 2,500 attendees from 65 countries worldwide. Delegates from over 1,350 companies engaged with more sponsors and exhibitors than previous years and also took in notable complementary show events such as the Big Indie Pitch, The Investor Connector, Publisher SpeedMatch, Big Screen Gaming and the various networking sessions and parties. Lastly, the event was capped off with the annual Mobile Games Awards ceremony.

In April 2020 the Company moved its B2B events to a virtual series, launching the first “PG Connects Digital” event. PG Connects Digital #1 attracted an impressive lineup of global industry leaders from brands like Riot Gaming, Zynga, Voodoo, King and Sony Pictures to name a few. Sponsors and media partners include: AWS, Unreal Engine, App Lovin, App Tutti and Super Sonic.

PGC Digital #1 featured seven core tracks led by global expert speakers on focused industry topics – Live Ops Landscape; Monetiser; Global Trends; Developer Toolkit; The Growth Track; Big Screen Gaming and Game Maker Insights – as well as additional fringe content The Very Big Indie Pitch both mobile and PC & console editions, Publisher SpeedMatch, and Investor Connector. Sessions are either in presentation or panel discussion format.

In June 2020 the Company hosted its second PG Connects Digital event with 1,300 registered attendees from 67 countries, PG Connects Digital #2 attracted some of the leading industry brand sponsors including: Facebook Gaming, Microsoft, Agora.io, Unity and AppsFlyer. The event hosted several themed tracks across the four-day period and provided attendees with expertise and insights from 200 speakers (double the number of PGC Digital #1 in April 2020). These speakers include executives from industry leaders such as: Activision, SEGA, Tencent, BITKRAFT, King, Rovio, Square Enix and The Pokemon Company. Ticket packages range from £60-£420 for the four-day event.

The Company intends to continue to host digital versions of its B2B event series as a permanent part of its event circuit, including once live events resume globally following the lifting of public gather restrictions relating to COVID-19.

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Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Management Discussion and Analysis

For the Three and Nine Months Ended September 30, 2020

SIGNIFICANT ANNOUNCEMENTS DURING THE NINE MONTHS ENDED SEPTEMBER 30, 2020 AND SUBSEQUENT TO THE THIRD QUARTER

Date	Description
January 27, 2020	The Company commenced trading on the TSX, graduating from the TSXV.
February 6, 2020	The Company announced record breaking attendance at its arPocket Gamer Connects (“PG Connects”) mobile gaming event in London, United Kingdom which took place from January 20- 21, 2020.
March 19, 2020	The Company announced that it has signed an exclusive representation agreement with MC PEDL, one of the largest Minecraft online communities in the world.
March 24, 2020

The Company announced that it has signed an exclusive advertising representation agreement with Fextralife, a video game news resource and gaming hub focused on the role-playing game (“RPG”) genre as well as innovative games.

March 26, 2020

The Company announced it has partnered with Twitch.tv on Twitch Stream Aid, a celebrity live stream marathon raising money for the COVID-19 Solidarity Response Fund for WHO to support the urgent fight against the COVID-19 pandemic.

April 8, 2020	The Company announced that it has launched its first Pocket Gamer Connects Digital conference, which took place from April 6 – 10, 2020 on its online event platform.
April 14, 2020

The Company announced it has partnered with Monkey Knife Fight (“MKF”), the fastest growing daily fantasy sports site in the world, to help promote and increase brand awareness of the platform. Enthusiast’s direct sales team collaborated with MKF to develop a customized, targeted advertising approach which activates its platform of gaming communities and network of eSports influencers to engage the gamer demographic.

April 23, 2020

The Company announced it has entered into exclusive advertising representation agreements with Smash.gg (“Smash”), a leading esports platform and largest grassroots, community driven events company, and Checkmate Gaming (“CMG”), a leading source for competitive online ladders, tournaments and challenges within the gaming community. Enthusiast will leverage the size of its platform and partnerships with brands and advertisers to better monetize the Smash and CMG audiences.

April 30, 2020

The Company announced it has partnered with Sinai Health Foundation and Deloitte Canada to use its diverse platform to build awareness of Sinai Live, the one-night only, live stream charity event held on May 2, 2020. Mount Sinai Hospital is internationally recognized for leading-edge research and world-class patient care, and is one of the hospitals in Toronto that has opened an Assessment Centre in the wake of COVID-19.

May 6, 2020

The Company announced a new partnership with leading gaming energy drink brand G FUEL, to build an integrated marketing campaign that leverages the full Enthusiast Gaming platform and its reach of over 200 million gamers. The multi-year partnership will utilize Enthusiast Gaming’s platform to help increase G FUEL’s brand awareness and continue to drive market share. This partnership is also monumental for Enthusiast Gaming and its esports organization, Luminosity Gaming, as it continues to validate its dominance within the gaming space.

May 11, 2020

The Company announced it has entered into a content creation partnership with GRAMMY® nominated artist ZHU. To celebrate the partnership, Enthusiast Gaming and its esports division, Luminosity Gaming held a global live concert on May 14, 2020 featuring ZHU and Luminosity streamer and incognito DJ, Harley Fresh, aka “MrFreshAsian”.

May 20, 2020	The Company announced that the Vancouver Titans have entered into a new partnership agreement with Pizza Hut Canada designating Pizza Hut as the Official Pizza of the team and their fans.
June 9, 2020

The Company announced that its second installment of the Pocket Gamer Connects Digital (“PGC Digital”) event was in session at www.pgconnects.com/digital. With 1,300 registered attendees from 67 countries, PGC Digital #2 attracted some of the leading industry brand sponsors including: Facebook Gaming, Microsoft, Agora.io, Unity and AppsFlyer.

10

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Management Discussion and Analysis

For the Three and Nine Months Ended September 30, 2020

June 25, 2020	The Company announced that the Vancouver Titans renewed an agreement with Circle K that builds on their relationship from the Titans inaugural season.
July 28, 2020

The Company announced a new partnership with leading athletic tape brand, SpiderTech. The partnership will be seen across Enthusiast Gaming’s entire platform through user-generated content, and online entertainment and advertising, and extend to Luminosity Gaming and its eSports sponsorships, influencer roster, events, and media advertising, building awareness and promoting SpiderTech’s leading edge athletic tape within the gaming community.

August 6, 2020

The Company announced it has entered into a binding share purchase agreement to acquire  100% of the issued and outstanding shares of Omnia from Blue Ant.

The Company announced it has entered into an agreement with Canaccord Genuity Corp. (“Canaccord Genuity”) and Paradigm Capital Inc. (together with Canaccord Genuity, the “Underwriters”) to sell, on a bought deal basis, 10,000,000 Common Shares (the “Offered Shares”) at a price of $1.50 per Offered Share for gross proceeds of $15,000,000 (the “Offering”). In addition, the Company granted the Underwriters an option to purchase up to an additional 1,5000,000 Offered Shares on the same terms as the Offering (the “Over-Allotment Option”), representing additional gross proceeds of $2,250,000 if the Over-Allotment Option is exercised in full.

The Company announced it has received confirmation of a one-year extension (the “Extension”) on the terms of its $20,000,000 secured loan.

August 26, 2020	The Company announced that it will be participating in the virtual LD Micro 500 investor conference held from September 1-4, 2020..
August 31, 2020

The Company announced that it has completed the previously announced acquisition Omnia from Blue Ant and has closed the Offering of common shares in the capital of the Company, including the exercise of the over-allotment option in full, raising gross proceeds of $17,250,000

September 16, 2020

The Company announced that it has added key industry leading media executives to its Senior Management Team. Enthusiast Gaming welcomed Thamba Tharmalingam as Chief Operating Officer, Warren Jansons as Senior Vice President, Revenue and James Jackson as Vice President, Engineering.

September 24,2020

The Company announced that it has partnered with two international advocacy organizations, Global Citizen and HeadCount to promote the importance of voter registration and inspire action, across the Generation Z and Millennial cohorts.

October 1, 2020

The Company announced that once again, it will be hosting its Rising Stars reality competition, to discover the next gaming superstar. The grand prize winner will receive a USD $100,000 sponsorship with Luminosity Gaming and will be added to its roster.

November 3, 2020

The Company announced its next two eSports and entertainment events, Enthusiast Gaming Live Experience 2020 (“EGLX 2020”) and Pocket Gamer Connects Digital (“PGC Digital”). EGLX 2020 is a free event and will be live streamed from November 10 – 13, 2020 on eglx.com and on Twitch at twitch.tv/lgloyal. PGC Digital is a registration only B2B event.

November 9, 2020

The Company announced that it has taken a significant step to enhance its investor profile by launching a new capital markets strategy focused on the United States (“US”). As a result, the Company has applied for and is in the process of preparing for a listing of its common shares on the NASDAQ Capital Market (“NASDAQ”).

November 12, 2020

The Company announced the launch of BCC Gaming, its first free ad-supported streaming television, or FAST, channel, which is available on Samsung TV Plus, Samsung’s free Smart TV video service, in the US.

11

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Management Discussion and Analysis

For the Three and Nine Months Ended September 30, 2020

OVERALL PERFORMANCE

As further described in Description of Enthusiast Gaming Holdings Inc., although the Amalgamation between J55 and GameCo resulted in GameCo becoming a wholly-owned subsidiary of J55, the transaction constitutes a reverse acquisition of J55 by GameCo. Accordingly, the consolidated financial statements are a continuation of the financial statements of GameCo. All prior period comparative amounts below are those of GameCo, and include the financial results of the Mergers and Acquisitions from their respective closing dates.

Summary of Financial and Operating Results

For the Three Months Ended September 30, 2020 and 2019

Selected financial information for the Company for the indicated period is provided below:

	Three Months Ended September 30, 2020	Three Months Ended September 30, 2019
	$	$
Total revenue	16,328,946	3,007,307
Cost of sales	12,268,906	1,048,215
Gross profit	4,060,040	1,959,092
Interest income	(14,775)	(590,292)
Operating expenses	8,177,992	7,808,999
Net loss and comprehensive loss for the period	(8,033,467)	(16,139,544)
Net loss and comprehensive loss for the period per share – basic and diluted	(0.10)	(0.42)

Revenue for the three months ended September 30, 2020 and 2019, was $16,328,946 and $3,007,307, respectively. The table below provides a breakdown of revenue for the indicated period:

	Three Months Ended September 30, 2020	Three Months Ended September 30, 2019
	$	$
Media and content (a)	13,638,763	1,344,128
eSports and entertainment (b)	1,057,752	1,307,901
Subscriptions (c)	1,632,431	355,278
Total revenue	16,328,946	3,007,307

(a)	Media and content revenue consists of advertising revenue on the Company’s web and video platforms, and content licensing revenue.

(b)

eSports revenue is generated through the provision of management services to other eSports entities, sponsorships, prize money, merchandise sales, and other eSports related sources. Entertainment revenue mainly relates to Pocket Gamer Connects mobile gaming events.

(c)	Subscription revenue is generated from paid subscribers on the Company’s web properties The Sims Resource, The Escapist, and Siliconera.

12

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Management Discussion and Analysis

For the Three and Nine Months Ended September 30, 2020

OVERALL PERFORMANCE (Continued)

Operating expenses for the three months ended September 30, 2020 and 2019 were $8,177,992 and $7,808,999 respectively. The table below provides a breakdown of operating expenses for the indicated period:

	Three Months Ended September 30, 2020	Three Months Ended September 30, 2019
	$	$
Professional fees (a)	549,942	724,644
Consulting fees (b)	1,336,461	2,118,877
Advertising and promotion (c)	215,410	630,555
Office and general (d)	625,296	283,431
Salaries and wages (e)	2,304,003	591,490
Technology support, web development and content (f)	1,163,126	115,622
eSports player, team and game expenses (g)	760,844	808,063
Foreign exchange (gain) loss (h)	(23,125)	120,347
Share based compensation (i)	203,963	2,156,199
Amortization and depreciation (j)	1,042,072	259,771
Total operating expenses	8,177,992	7,808,999

Notes:

(a)

Professional fees mainly relate to general corporate activities and are comprised of legal, audit, tax, and accounting fees. Professional fees decreased during the three months ended September 30, 2020 considering the Amalgamation, Acquisition, Arrangement occurred during the three months ended September 30, 2019.

(b)

Consulting fees include fees pursuant to the Master Services Agreement with the Vancouver Arena Limited Partnership, see Related Party Transactions., and include management consultants, IR services, and technology and data evaluation services. Consulting fees decreased during the three months ended September 30, 2020 as the Master Services Agreement was entered into on August 27, 2019 had a retroactive effective date of September 7, 2018.

(c)

A portion of the advertising and promotion expense relates to brand ambassadors who are compensated in both shares and cash. The Company had fewer brand ambassadors during the three months ended September 30, 2020, as compared to the same period in 2019.

(d)

The Company maintains two offices in Toronto, ON and an office in Los Angeles, California. Occupancy costs are included in office and general. Office and general costs increased significantly following the Mergers and Acquisitions.

(e)

The Company has a staff of approximately 70 people. The Company continues to hire additional staff to support its growth. Salaries and wages increased significantly following the Mergers and Acquisitions.

(f)

Technology support, web development and content costs relate solely to the media and content division of the Company. Technology support, web development and content costs commenced following the Mergers and Acquisitions.

(g)

eSports player, team and game expenses relate to costs incurred in support of the Luminosity eSports teams, including but not limited to player salaries, team housing and team travel. eSports player, team and game expenses decreased during the three months ended September 30, 2020 as the Company had on average more eSports players on its active roster during the three months ended September 30, 2019.

(h)

The Company and its subsidiaries commonly transact and carry assets and liabilities in transactions other than their respective functional currencies. Therefore, the Company expects continued gains and losses due to fluctuating exchange rates. See Currency Risk.

(i)

Share-based compensation is a non-cash expense which relates to options granted to directors, officers, employees, and consultants of the Company, which are expensed over their respective vesting periods. No options were issued during the three months ended September 30, 2020.

(j)	Amortization and depreciation is significantly comprised of amortization of intangible assets arising from the Mergers and Acquisitions.

13

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Management Discussion and Analysis

For the Three and Nine Months Ended September 30, 2020

OVERALL PERFORMANCE (Continued)

For the Nine Months Ended September 30, 2020 and 2019

Selected financial information for the Company for the indicated period is provided below:

	Nine Months Ended September 30, 2020	Nine Months Ended September 30, 2019
	$	$
Total revenue	30,492,378	3,007,307
Cost of sales	19,917,990	1,048,215
Gross profit	10,574,388	1,959,092
Interest income	(91,305)	(658,515)
Operating expenses	22,995,200	10,037,348
Net loss and comprehensive loss for the period	(19,947,511)	(18,299,670)
Net loss and comprehensive loss for the period per share – basic and diluted	(0.26)	(0.69)

Revenue for the nine months ended September 30, 2020 and 2019, was $30,492,378 and $3,007,307, respectively. The table below provides a breakdown of revenue for the indicated period:

	Nine Months Ended September 30, 2020	Nine Months Ended September 30, 2019
	$	$
Media and content (a)	21,311,496	1,344,128
eSports and entertainment (b)	4,673,200	1,307,901
Subscriptions (c)	4,507,682	355,278
Total revenue	30,492,378	3,007,307

(a)	Media and content revenue consists of advertising revenue on the Company’s web and video platforms, and content licensing revenue.

(b)

eSports revenue is generated through the provision of management services to other eSports entities, sponsorships, prize money, merchandise sales, and other eSports related sources. Entertainment revenue mainly relates to Pocket Gamer Connects mobile gaming events.

(c)	Subscription revenue is generated from paid subscribers on the Company’s web properties The Sims Resource, The Escapist, and Siliconera.

14

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Management Discussion and Analysis

For the Three and Nine Months Ended September 30, 2020

OVERALL PERFORMANCE (Continued)

Operating expenses for the nine months ended September 30, 2020 and 2019 were $22,995,200 and $10,037,348 respectively. Operating expenses increased significantly following the Mergers and Acquisitions in 2019. The table below provides a breakdown of operating expenses for the indicated period:

	Nine Months Ended September 30, 2020	Nine Months Ended September 30, 2019
	$	$
Professional fees (a)	1,463,887	1,371,092
Consulting fees (b)	3,725,135	2,617,586
Advertising and promotion (c)	701,901	1,118,975
Office and general (d)	2,077,937	401,929
Salaries and wages (e)	5,191,402	658,516
Technology support, web development and content (f)	3,397,877	115,622
eSports player, team and game expenses (g)	2,244,640	808,063
Foreign exchange (gain) loss (h)	(71,394)	135,975
Share based compensation (i)	873,211	2,549,819
Amortization and depreciation (j)	3,390,604	259,771
Total operating expenses	22,995,200	10,037,348

Notes:

(a)	Professional fees mainly relate to general corporate activities and are comprised of legal, audit, tax, and accounting fees. Professional fees increased following the Mergers and Acquisitions.

(b)

Consulting fees include fees pursuant to the Master Services Agreement with the Vancouver Arena Limited Partnership, see Related Party Transactions, and include management consultants, IR services, and technology and data evaluation services. Consulting fees increased following the Mergers and Acquisitions.

(c)

A portion of the advertising and promotion expense relates to brand ambassadors who are compensated in both shares and cash. The Company had fewer brand ambassadors during the three months ended September 30, 2020, as compared to the same period in 2019. During the nine months ended September 30, 2019 the Company held an esports related live experience event, no such events was held during the nine months ended September 30, 2020, causing a decrease in the advertising and promotion expense.

(d)

The Company maintains two offices in Toronto, ON and an office in Los Angeles, California. Occupancy costs are included in office and general. Office and general costs increased significantly following the Mergers and Acquisitions.

(e)

The Company has a staff of approximately 70 people. The Company continues to hire additional staff to support its growth. Salaries and wages increased significantly following the Mergers and Acquisitions.

(f)

Technology support, web development and content costs relate solely to the media and content division of the Company. Technology support, web development and content costs commenced following the Mergers and Acquisitions.

(g)

eSports player, team and game expenses relate to costs incurred in support of the Luminosity eSports teams, including but not limited to player salaries, team housing and team travel. eSports player, team and game expenses commenced following the acquisition of Luminosity on August 27, 2019.

(h)

The Company and its subsidiaries commonly transact and carry assets and liabilities in transactions other than their respective functional currencies. Therefore, the Company expects continued gains and losses due to fluctuating exchange rates. See Currency Risk.

(i)

Share-based compensation is a non-cash expense which relates to options granted to directors, officers, employees, and consultants of the Company, which are expensed over their respective vesting periods. No options were issued during the nine months ended September 30, 2020.

(j)	Amortization and depreciation is significantly comprised of amortization of intangible assets arising from the Mergers and Acquisitions.

15

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Management Discussion and Analysis

For the Three and Nine Months Ended September 30, 2020

QUARTERLY RESULTS OF OPERATIONS

	Q4 2018	Q1 2019	Q2 2019	Q3 2019	Q4 2019	Q1 2020	Q2 2020	Q3 2020
	$	$	$	$	$	$	$	$
Total revenue	-	-	-	3,007,307	9,202,019	7,134,336	7,029,096	16,328,946

Revenue per viewer	-	-	-	$0.10	$0.13	$0.10	$0.12	$0.26
Interest income	-	-	68,223	590,292	18,761	61,523	15,007	14,775
Operating expenses	285,306	371,978	1,856,371	7,808,999	15,362,369	7,325,729	7,491,479	8,177,992
Net loss and comprehensive loss	(285,306)	(371,978)	(1,788,148)	(16,139,544)	(60,156,679)	(5,364,312)	(6,549,732)	(8,033,467)
Loss per share – basic and diluted	(0.01)	(0.02)	(0.08)	(0.42)	(1.55)	(0.07)	(0.09)	(0.10)

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Cash Flow for the Nine Months Ended September 30, 2020

Net cash used in operating activities for the nine months ended September 30, 2020, was $11,006,871 (September 30, 2019 – $7,171,612). This was significantly due to the net loss of $20,013,550, and was decreased by items not affecting cash such as amortization and depreciation of $3,390,604, share-based compensation of $873,211, interest and accretion of $1,378,077, capitalized interest and success fee of $1,494,910, loss on modification of long-term debt of $806,879, share of loss from investment in associates of $2,080,358, provisions of $90,366 and shares for services of $138,172 and increased by items not affecting cash such as deferred income tax recovery of $585,818, a gain on the change in fair value of investment of $211,050, a gain on a player buyout of $204,762 and a gain on foreign exchange of $7,050. These non-cash items were collectively were offset by changes in working capital including an increase in accounts receivable of $1,916,067, an increase in income tax receivable of $285,480, a decrease in prepaid expenses of $63,250, an increase in accounts payable and accrued liabilities of $2,288,492, and a decrease in deferred revenue of $387,411. For the nine months ended September 30, 2019, net cash used in operating activities was attributable to the net loss of $18,319,067, which was decreased by items not affecting cash such as amortization and depreciation of $259,771, share-based compensation of $2,549,819, interest and accretion of $1,015,791, capitalized interest and success fee of $43,803, listing expense of $6,891,713, a foreign exchange loss of $124,412, and shares for services of $355,892, which were collectively offset by an increase of trade and other receivables of $1,376,401, a decrease in prepaid expenses of $14,868, and an increase in accounts payable and accrued liabilities of $1,267,787.

Net cash provided by financing activities for the nine months ended September 30, 2020, was $17,791,105 (September 30, 2019 – $35,794,881). This was attributable to proceeds from the issuance of shares for the Offering of $15,609,257 (net of transaction costs), proceeds from the exercise of warrants of $2,354,246, and proceeds from the exercise of options of $49,366, which were offset by lease payments of $221,764. For the nine months ended September 30, 2019, net cash provided by financing activities was attributable to proceeds from shares issued for subscription receipts of $23,937,295 (net of transaction costs), proceeds from the issuance of convertible debentures of $9,345,004 (net of transaction costs), proceeds from the exercise of warrants of $345,531, proceeds from the exercise of options of $19,237, and proceeds from long-term debt of $2,170,000 (net of transaction costs) which were offset by lease payments of $22,186.

16

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Management Discussion and Analysis

For the Three and Nine Months Ended September 30, 2020

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES (Continued)

Net cash used in investing activities for the nine months ended September 30, 2020, was $11,508,732 (September 30, 2019 – $25,572,472). This was significantly due to cash paid for the Omnia acquisition $10,500,000, investment in associates of $2,169,750 and acquisitions of property and equipment of $4,871 which were offset by proceeds from a disposal of investment of $680,000, proceeds from disposal of intangible assets $204,764, and cash acquired from the Omnia acquisition of $281,125. For the nine months ended September 30, 2019, net cash used in investing activities was attributable to business acquisitions of $10,727,844 (net of cash acquired), a deferred liability payment $11,965,500, cash paid for acquisitions of $1,500,000, investment in associates $1,330,690 and acquisitions of property and equipment of $48,438.

For the nine months ended September 30, 2020 and 2019, the Company had a net decrease in cash of $4,685,322 and a net increase in cash of $3,044,306, respectively. As a result, the Company had a cash balance as at September 30, 2020 and 2019 of $8,526,400 and $7,199,360, respectively.

Liquidity

Selected financial information about the Company’s financial position as at the indicated dates is provided below:

	September 30, 2020	December 31, 2019
	$	$
Cash	8,526,400	13,211,722
Total assets	227,311,372	169,343,787
Total liabilities	79,603,604	50,687,088
Share capital, shares to be returned to treasury, warrant reserve, contributed surplus and accumulated other comprehensive income	244,279,086	197,587,231
Retained earnings (deficiency)	(96,571,318)	(78,930,532)
Working capital	4,903,654	11,060,812

Total liabilities at each reporting date is broken down as follows:

	September 30, 2020	December 31, 2019
	$	$
Accounts payable and accrued liabilities	19,182,061	7,423,396
Deferred Revenue	1,260,183	1,647,594
Income tax payable	-	2,415
Deferred payment liability	1,332,854	1,208,413
Current portion of lease contract liability	512,789	193,366
Long-term debt	22,310,203	19,691,220
Long-term lease contract liability	2,703,040	548,846
Convertible debentures	7,656,712	7,015,820
Vendor-take-back loan	5,401,037	-
Deferred payment liability	536,372	473,413
Deferred tax liability	18,708,353	12,482,605
Total liabilities	79,603,604	50,687,088

During the nine months ended September 30, 2020, the Company incurred a net loss and comprehensive loss of $19,947,511 (September 30, 2019 – $18,299,670) and, as of that date, the Company had accumulated a deficit of $96,571,318 (December 31, 2019 – $78,930,532) and negative cash flows from operations of $11,006,871 (September 30, 2019 – $7,171,612). Whether and when the Company can attain profitability and positive cash flows from operations is uncertain. These factors create material uncertainties that cast significant doubt upon the Company’s ability to continue as a going concern.

17

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Management Discussion and Analysis

For the Three and Nine Months Ended September 30, 2020

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES (Continued)

The Company has not yet realized profitable operations and has mainly relied on non-operational sources of financing to fund operations. Management has been able to raise sufficient funds to finance its operations in the past through private placements of both equity and debt, and shares issued for subscription receipts and will need to continue to do so to fund operations in the future.

As at September 30, 2020, the Company had current assets of $27,191,541 (December 31, 2019 - $21,535,996) to cover current liabilities of $22,287,887 (December 31, 2019 - $10,475,184).

Capital Management

The Company considers its capital structure to consist of shareholders’ equity, long-term debt and convertible debentures. The Company manages its capital structure and adjusts it in order to have the funds available to support the acquisition and development of its business. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company is dependent on external equity financing to fund its activities. In order to carry out the planned operations and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s approach to capital management during the nine months ended September 30, 2020. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements aside from the covenants described in Note 14 of the condensed consolidated interim financial statements.

The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern. The Company’s ability to raise future capital is subject to uncertainty and the inability to raise such capital may have an adverse impact over the Company’s ability to continue as a going concern.

Capital Transactions

Authorized:

Unlimited number of common shares

Unlimited number of preferred shares

Immediately following the completion of the Mergers and Acquisitions described in Note 1 of the condensed consolidated interim financial statements, the Company consolidated its share capital on a 1:8 basis. All references to share and per share amounts in the consolidated financial statement have been retroactively restated to reflect the share consolidation.

During the nine months ended September 30, 2020:

(i)

The Company received proceeds of $2,354,246 from the exercise of 2,207,674 common share purchase warrants. The fair value assigned to these warrants of $4,994,018 was reclassified from warrant reserve to share capital.

(ii)	The Company received proceeds of $49,366 from the exercise of 131,875 stock options. The fair value assigned to these options of $439,914 was reclassified from contributed surplus to share capital.

(iii)

On August 6, 2020, the Company entered into an agreement with Canaccord Genuity Corp. (“Canaccord Genuity”) as lead underwriter on behalf of a syndicate of underwriters, including Paradigm Capital Inc. (together with Canaccord Genuity, the “Underwriters”) to sell, on a bought deal basis, 10,000,000 Common Shares (the “Offered Shares”) at a price of $1.50 per Offered Share (the “Offering Price”) for gross proceeds of $15,000,000 (the “Offering”). In addition, the Company granted the Underwriters an option to purchase up to an additional 1,500,000 Offered Shares on the same terms as the Offering (the “Over-Allotment Option”), representing additional gross proceeds of $2,250,000 if the Over-Allotment Option is exercised in full. The Over-Allotment Option was exercised in full by the Underwriters. On August 31, 2020, 11,500,000 commons shares were issued pursuant to the Offering resulting in gross proceeds of $17,250,000. The Underwriters received a 6% commission on the gross proceeds received from the Offering. The Company incurred cash share issuance of $1,640,743 relating to the Offering.

18

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Management Discussion and Analysis

For the Three and Nine Months Ended September 30, 2020

Capital Transactions (continued)

(iv)	On August 31, 2020, the Company issued 18,250,000 common shares in connection with the closing of the Omnia SPA (see Note 5 to the condensed consolidated interim financial statements).

(v)	On July 21, 2020, 1,071,876 common shares were returned to treasury (see Note 19 to the condensed interim consolidated financial statements).

DISCLOSURE OF OUTSTANDING SHARE DATA

The Company had the following shares and securities convertible into shares outstanding at the following dates:

	November 13, 2020	September 30, 2020	December 31, 2019
Common shares	103,429,963	103,109,346	72,091,673
Warrants, convertible into common shares	873,452	4,301,990	7,444,961
Options, convertible into common shares	3,158,984	3,451,135	3,744,095
Convertible debentures, convertible into common shares	2,970,297	2,970,297	2,970,297
Total	110,432,696	113,832,768	86,251,026

In addition, as part of the convertible debenture financing completed by Enthusiast Properties on November 8, 2018, 540 warrants to purchase convertible debenture units were issued to brokers. Were the brokers to exercise these warrants, an additional $540,000 of convertible debentures would be issued, which could be converted into 178,217 shares at a price of $3.03 per share. In addition, 89,640 warrants would be issued, which could be converted into shares on a one-for-one basis at a price of $3.79 per share.

RELATED PARTY TRANSACTIONS

The Company’s key management personnel have authority and responsibility for overseeing, planning, directing and controlling the activities of the Company. Key management personnel include members of the Board of Directors, Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Chief Corporate Officer, President and eSports President. Compensation of key management personnel may include short-term and long-term benefits. Short-term benefits include salaries and bonuses. Share-based compensation include the fair value of stock options vested during the period.

Compensation provided to key management during the period is as follows:

	For the three months ended		For the nine months ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019

Short-term benefits	$577,945	$561,027	$1,381,466	$815,866
Share-based compensation	146,479	1,548,053	615,566	1,766,731
	$724,424	$2,109,080	$1,997,032	$2,582,597

A summary of other related party transactions is as follows:

	For the three months ended		For the nine months ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019

Total transactions during the period:
Revenue	$427,658	$1,263,900	$1,198,296	$1,263,900
Cost of sales	53,577	-	53,577	-

Expenses
Consulting fees	438,565	1,174,055	1,665,835	1,174,055
Advertising and promotion	61,500	-	61,500	-
Interest and accretion	91,579	-	91,579	-
Share of loss from investment in associate	808,011	-	2,080,358	-

19

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Management Discussion and Analysis

For the Three and Nine Months Ended September 30, 2020

RELATED PARTY TRANSACTIONS (continued)

A summary of related party balances is as follows:

	September 30, 2020	December 31, 2019
Balances receivable (payable):
Investment in associate	$1,003,687	$914,295
Trade and other receivables	4,026,818	1,337,150
Loans receivable	155,733	159,287
Accounts payable and accrued liabilities	(244,137)	-
Vendor-take-back loan	(5,401,037)	-

On August 27, 2019, the Company entered into a Management Services Agreement (the “Management SA”) with AIG eSports LP, a related party by nature of it being under the control or direction of the Chairman of the Company, as well as a Master Services Agreement (the “Master SA”) with Vancouver Arena Limited Partnership, a related party by nature of it being under the control or direction of the Chairman of Company (collectively, the “MSAs”). Pursuant to the Management SA, the Company is to provide a series of eSports management services for a base compensation of $100,000 per month, plus an annual amount of USD $250,000, as well as other additional amounts receivable upon certain milestones relating to the performance of the eSports teams under management. Pursuant to the Master SA, the Company receives a range of marketing and consulting services at a cost of $100,000 per month, as well as certain other costs payable upon certain milestones relating to third-party revenues generated by the Company relating to the Master SA services. The MSAs had a retroactive effective date of September 7, 2018, and contain payment-in-kind provisions whereas either party may, at its discretion, satisfy its amounts payable through the provision of its respective services. During the nine months ended September 30, 2020, the Company recognized management revenue of in the amount $1,153,894 (September 30, 2019 - $1,263,900) relating to the Management SA, and recognized consulting expenses of $1,610,526 (September 30, 2019 - $1,174,055) relating to the Master SA. As at September 30, 2020, a balance of $480,376 (December 31, 2019 - $669,885) is included in trade and other receivables.

As at September 30, 2020, trade and other receivables include $3,393,330 (December 31, 2019 - $667,265) of amounts advanced to Surge eSports LLC, a related party by nature of it being under the control or direction of the Chairman of the Company. The Company intends to apply these advances against future share subscriptions in Surge eSports LLC. The advances are non-interest bearing and are receivable if the Company does not obtain share subscriptions in Surge eSports LLC.

During the nine months ended September 30, 2020, the Company recognized cost of sales of $30,137 (September 30, 2019 - $Nil) from AIG eSports LP and $23,440 (September 30, 2019 - $Nil) from Surge eSports LLC respectively relating to team sponsorships fees. As at September 30, 2020, a balance of $30,013 (December 31, 2019 - $Nil) and $23,343 (December 31, 2019 - $Nil) is due to AIG eSports LP and Surge eSports LLC respectively which is included in accounts payable and accrued liabilities.

On August 30, 2020, the Company completed the Omnia acquisition, as part of the consideration the Company issued 18,250,000 common shares to Blue Ant. The Company also appointed Robb Chase, chief financial officer of Blue Ant, to serve on its Board of Directors pursuant to a nomination rights agreement entered into in connection with the acquisition. As a result, Blue Ant and its affiliated companies are a related party to the Company following the acquisition. Since the Omnia acquisition date of August 30, 2020, the Company earned media revenue of $44,402 from Blue Ant and its affiliated companies. As at September 30, 2020, the Company has trade and other receivables of $153,112 due from Blue Ant and its affiliated companies. As at September 30, 2020, the Company and has account payable and accrued liabilities of $174,383 due to Blue Ant and its affiliated companies which includes the estimated working capital adjustment payable of $30,888 and interest payable on the VTB loan of $47,950. See Note 17 to the condensed consolidated interim financial statements for information relating to the VTB loan payable to Blue Ant.

During the nine months ended September 30, 2020, the Company recognized consulting expenses of $55,309 (September 30, 2019 - $Nil) to Rivonia Capital Inc., a company in which a director of the Company is a principal. As at September 30, 2020, a balance of $12,400 (December 31, 2019 - $Nil) is included in account payable and accrued liabilities.

20

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Management Discussion and Analysis

For the Three and Nine Months Ended September 30, 2020

RELATED PARTY TRANSACTIONS (continued)

During the nine months ended September 30, 2020, the Company recognized advertising and promotion expense of $61,500 (September 30, 2019 - $Nil) to MKTG Canada Inc., a company in which a director of the Company is the chief executive officer.

As at September 30, 2020, the Company has loans receivable due from the President, Chief Corporate Officer and eSports President in the amount of $100,567 (December 31, 2019 - $98,557), $55,166 (December 31, 2019 - $53,715) and $Nil (December 31, 2019 - $7,015) respectively. The loans receivable are non-interest bearing and due on demand.

See Note 1 to the condensed consolidated interim financial statements for information relating to the Amalgamation.

See Note 7 to the condensed consolidated interim financial statements for information relating to an investment in an associate controlled by a related party.

SUBSEQUENT EVENTS

(i)	On October 4, 2020, 1,793,314 common share purchase warrants exercisable at $3.03 expired unexercised.

(ii)	On October 4, 2020, 111,316 common share purchase warrants exercisable at $2.37 expired unexercised.

(iii)	On October 8, 2020, 28,466 common share purchase warrants exercisable at $0.80 expiring on October 10, 2020 were exercised resulting in gross proceeds of $22,773 to the Company.

(iv)

Between October 16 and November 2, 2020, USD $500,000 of the Steel Media deferred payment liability was paid by the Company, see note 16 to the to the condensed interim consolidated financial statement for information relating to the deferred payment liability

(v)	On November 4, 2020, 292,151 stock options exercisable at $0.25 expiring on November 17, 2020 were exercised resulting in gross proceeds of $71,986 to the Company.

(vi)	On November 8, 2020, 1,495,442 common share purchase warrants exercisable at $3.79 expired unexercised.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company.

INVESTOR RELATIONS

Investor relations were performed by the Company for the nine months ended September 30, 2020.

SEGMENTED INFORMATION

The Company operates in one industry segment of digital media and entertainment. The majority of the Company’s assets are located in Canada and United States of America (“USA”). The Company sells into three major geographic centers: USA, Canada and other foreign countries. The Company has determined that it has a single reportable segment as the Company’s decision makers review information on a consolidated basis.

Revenues by pillar are summarized below for the three and nine months ended September 30, 2020 and 2019:

	For the three months ended		For the nine months ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Media and content	$13,638,763	$1,344,128	$21,311,496	$1,344,128
eSports and entertainment	1,057,752	1,307,901	4,673,200	1,307,901
Subscription	1,632,431	355,278	4,507,682	355,278
	$16,328,946	$3,007,307	$30,492,378	$3,007,307

21

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Management Discussion and Analysis

For the Three and Nine Months Ended September 30, 2020

SEGMENTED INFORMATION (Continued)

Revenue, in Canadian dollars, in each of these geographic locations for the three and nine months ended September 30, 2020 and 2019 are as below:

	For the three months ended		For the nine months ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Canada	$694,554	$1,331,876	$1,967,821	$1,331,876
USA	12,768,290	1,046,652	18,842,651	1,046,652
All other countries	2,866,102	628,779	9,681,906	628,779
	$16,328,946	$3,007,307	$30,492,378	$3,007,307

The non-current assets, in Canadian dollars, in each of the geographic locations as at September 30, 2020, and December 31, 2019, are below:

	September 30, 2020	December 31, 2019
Canada	$140,532,294	$143,050,878
England and Wales	4,049,868	4,346,583
USA	55,537,669	410,330
	$200,119,831	$147,807,791

ADOPTION OF NEW OR AMENDED STANDARDS

IFRS 3, Business Combinations (amendment):

In October 2018, the IASB issued amendments to IFRS 3, incorporated into Part I of the CPA Canada Handbook – Accounting by the Accounting Standards Board in December 2018. The amendments clarify the definition of a business, permitting a simplified assessment to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendments were effective for transactions for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2020 with earlier application permitted. Effective January 1, 2020, the Company adopted the amendments to IFRS 3 and assessed the Omnia acquisition entered into during the period to determine whether this acquisition should be accounted for as a business combination or as an asset acquisition. Based on the clarification related to the definition of a business, the Company determined that the Omnia acquisition met the definition of a business. Therefore, the Omnia acquisition has been accounted for as business combination during the three and nine months ended September 30, 2020.

No other new standards, interpretations or amendments were adopted during the three and nine months ended September 30, 2020.

ACCOUNTING STANDARDS AND AMENDMENTS ISSUED BUT NOT YET APPLIED

The Company is not aware of any proposed accounting standards or amendments that would have a significant effect on the condensed consolidated interim financial Statements.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair values

The fair values of cash, investments, trade and other receivables, loans receivable, accounts payable and accrued liabilities and deferred revenue approximate their carrying values due to the relatively short-term nature of these financial instruments. The fair value of long-term debt, lease contract liability, deferred payment liability, convertible debentures and VTB loan is based on observable market data and the calculation of discounted cash flows. Discount rates were determined based on current terms and conditions observed in the credit market.

22

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Management Discussion and Analysis

For the Three and Nine Months Ended September 30, 2020

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

Fair values (Continued)

The Company follows a three-tier categorization for its financial instruments as a framework for disclosing fair value based upon inputs used to value the Company’s investments. The hierarchy is summarized as:

•	Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities

•	Level 2 – inputs that are observable for the asset or liability, either directly (prices) or indirectly (derived from prices) from observable market data

•	Level 3 – inputs for assets and liabilities not based upon observable market data

As at September 30, 2020, the investment in Addicting Games is accounted for at level 3, see note 7 to the condensed consolidated interim financial statements for further information.

Total interest income and interest expense for financial assets or financial liabilities that are not at fair value through profit or loss can be summarized as follows:

	For the three months ended		For the nine months ended
	September 30, 2020	September 30, 2019	September 30, 2020		September 30, 2019
Interest income	$(14,775)	$(590,292)	$	)(91,305	$(658,515)
Interest and accretion expense	1,264,594	1,134,007		3,951,379	1,134,007
Net interest expense	$1,249,819	$543,715		$3,860,074	$475,492

The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, foreign currency risk, interest rate risk and market risk.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations.

The Company’s maximum exposure to credit risk for its trade receivables is summarized as follows:

	September 30, 2020	December 31, 2019

Trade receivables aging:
0-30 days	$11,903,857	$3,774,073
31-60 days	394,397	986,702
61-90 days	566,293	118,983
Greater than 90 days	581,641	636,258
	13,446,188	5,516,016
Expected credit loss provision	(69,159)	(357,920)
Net trade receivables	$13,377,029	$5,158,096

The movement in the expected credit loss provision can be reconciled as follows:

	September 30, 2020	December 31, 2019

Expected credit loss provision:
Expected credit loss provision, beginning balance	$(357,920)	$-
Expected credit loss provision, Mergers and Acquisitions	-	(357,920)
Increase in provision for expected credit loss	(28,886)	-
Write-offs	319,174	-
Effect of movement in exchange rates	(1,527)	-
Expected credit loss provision, ending balance	$(69,159)	$(357,920)

23

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Management Discussion and Analysis

For the Three and Nine Months Ended September 30, 2020

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

Credit risk (continued)

The following default rates, determined based on historical default rates based on the aging of trade receivables, are used to calculate the expected credit loss provision on trade receivables as at September 30, 2020:

	Total	Not past due	Over 30 days past due	Over 60 days past due	Over 90 days past due

Default rates		0.21%	0.80%	1.39%	5.63%
Trade receivables	$13,446,188	$11,903,857	394,397	$566,293	$581,641
Expected credit loss provision	$69,159	$25,392	$3,170	$7,878	$32,719

All of the Company’s cash is held with a major Canadian financial institution and thus the exposure to credit risk is considered insignificant. Management actively monitors the Company’s exposure to credit risk under its financial instruments.

Concentration risk

The Company has one customer which makes up more than 10% of revenue, this customer accounts for approximately 60.01% (December 31, 2019 – 16.68%) of trade receivables as at September 30, 2020 and 44.74% (September 30, 2019 – 20.34%) of revenues for the nine months ended September 30, 2020.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements. The Company coordinates this planning and budgeting process with its financing activities through its capital management process.

The Company holds sufficient cash and working capital, maintained through stringent cash flow management, to ensure sufficient liquidity is maintained. The table below summarizes the Company’s contractual obligations into relevant maturity groups at the statement of financial position date based on the expected contractual maturity date. The amounts disclosed in the table are the contractual undiscounted payments.

	Less than 1	One to two	Two to three	More than
	year	years	years	three years	Total

Accounts payable and accrued liabilities	$19,182,061	$-	$-	$-	$19,182,061
Deferred revenue	1,260,183	-	-	-	1,260,183
Deferred payment liability	1,333,900	666,950	-	-	2,000,850
Lease contract liability	659,104	664,728	662,978	1,543,682	3,530,492
Long-term debt	500,000	22,102,682	-	-	22,602,682
Convertible debentures	-	9,000,000	-	-	9,000,000
Vendor-take-back loan	-	-	5,750,000	-	5,750,000
	$22,935,248	$32,434,360	$6,412,978	$1,543,682	$63,326,268

Foreign currency risk

A large portion of the Company’s transactions occur in foreign currencies (mainly in US dollars and UK pound sterling) and, therefore, the Company is exposed to foreign currency risk at the end of the reporting period through its US and UK denominated trade receivables, accounts payable and cash. As at September 30, 2020, a 10% depreciation or appreciation of the U.S. dollar and UK pound sterling against the Canadian dollar would have resulted in an approximate $59,000 and $137,000 decrease or increase, respectively, in total loss and comprehensive loss.

24

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Management Discussion and Analysis

For the Three and Nine Months Ended September 30, 2020

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

Interest rate risk

The Company’s long-term debt bears interest at prime rate plus 5.05%. Fluctuations in the prime rate will result in changes to the months interest expense. A change in the annual interest rate of 0.50% on the Initial Advance and Further Advance will result in a $113,000 change in the annual interest expense.

COMMITMENTS

The Company has the following payment commitments with respect to advertising and promotion and other contractual obligations:

Not later than one year	$768,000
Later than one year and not later than five years	777,000
$1,545,000

The Company intends to issue common shares valued at USD $350,000 to settle a portion of the commitments noted above.

The Company is subject to capital commitments pursuant to its investments in AIG Canada and AIG USA, as well as Surge eSports LLC which is being established under a similar structure. If the Company fails to make any capital contributions for capital calls it may be subject to certain actions including the loss of rights or a reduction in necessary equity in order to satisfy the capital call requirement.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Based on a review of the Company’s internal control procedures, the Company’s Chief Executive Officer and Chief Financial Officer believe its internal controls and procedures are appropriately designed as at September 30, 2020.

There have been no material changes in the Company’s internal control over financial reporting during the nine months ended September 30, 2020 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Disclosure Controls and Procedures

Management is also responsible for the design and effectiveness of disclosure controls and procedures to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, which is required to be disclosed by the Company in it filings or required to be submitted by the Company under securities legislation is recorded, processed and summarized and reported within specified time periods. The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the design of the Company’s disclosure controls and procedures as at September 30, 2020, and have concluded that these controls and procedures were appropriately designed.

ADDITIONAL INFORMATION

Additional information relating to the Company is available in the audited consolidated financial statements of the Company for the year ended December 31, 2019, and the audited financial statements of J55 and GameCo, the audited consolidated financial statements of Enthusiast Properties, and the audited combined financial statements of Luminosity for the year ended December 31, 2018. Additional information can also be found at www.enthusiastgaming.com/shareholder-information or on the Company’s SEDAR profiles at www.sedar.com.

25

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Management Discussion and Analysis

For the Three and Nine Months Ended September 30, 2020

OTHER RISKS AND UNCERTAINTY

Investors should carefully consider the risks and uncertainties described above and in the financial statements. The risks and uncertainties described in the Company’s financial statements and MD&A are not the only ones it faces. Additional risks and uncertainties, including those that the Company does not know about now or that it currently deems immaterial, may also adversely affect its business.

Risks and uncertainties include the following:

Enthusiast has a limited operating history

The Company was incorporated on August 27, 2018. The Company’s lack of operating history may make it difficult for investors to evaluate its prospects for success and there is no guarantee that its business model will continue to achieve its strategic objectives. There is no assurance that the Company will be successful and the likelihood of success must be considered in light of its relatively early stage of operation.

Uncertainty of future revenues

Although management is optimistic about the Company’s prospects, there is no guarantee that expected outcomes and sustainable revenue streams will be achieved. The Company faces risks frequently encountered by early-stage entities. In particular, its growth and prospects depend on its ability to expand its operation and grow its revenue streams whilst at the same time maintaining effective cost controls. Any failure to expand is likely to have a material adverse effect on Enthusiast’s business, financial condition and results.

Enthusiast cannot be certain that additional financing will be available on reasonable terms when required, or at all

From time to time, the Company may need additional financing. Its ability to obtain additional financing, if and when required, will depend on investor demand, the Company’s operating performance, the condition of the capital markets, and other factors. The Company cannot assure investors that additional financing will be available to it on favourable terms when required, or at all. If the Company raises additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences, or privileges senior to the rights of its common shares, and existing shareholders may experience dilution.

Enthusiast has grown and plans to continue to grow at a rapid pace

Enthusiast’s business has grown rapidly since its inception. If the Company continues its rapid growth, it may incur additional expenses, and its growth may place a strain on resources, infrastructure, and ability to maintain the quality of its offerings. The Company’s inability to properly manage or support its growth could have a material adverse effect on Enthusiast’s business, financial condition and results of operations and could cause the market value of the Resulting Issuer Shares to decline.

Reliance on advertisers for revenue

The Company relies on advertisers to purchaser inventory from the Company’s platform of digital media publishers and advertising related to its Expo for future revenue. The Company’s inability to secure contracts for advertising revenues may have a material adverse effect on its business, financial condition, and results of operations. Additionally, this is a relatively new and rapidly evolving industry and as such, it is difficult to predict the prospects for growth. There is no assurance that advertisers will continue to increase their purchases of online advertising or that the supply of advertising inventory on gaming digital media properties will not exceed the demand. If the industry grows more slowly than anticipated or Enthusiast’s existing products and services lose, or its new products and services fail to achieve, market acceptance, Enthusiast may be unable to achieve its strategic business objectives, which could have a material adverse effect on its prospects, business, financial condition or results of operation.

26

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Management Discussion and Analysis

For the Three and Nine Months Ended September 30, 2020

OTHER RISKS AND UNCERTAINTY (Continued)

Enthusiast depends on third parties, including users and content providers

Enthusiast is reliant to an extent on third parties, including content providers, users, and affiliate network publishers. Enthusiast’s success is partially dependent on its ability to attract and retain quality content providers. There can be no assurance that these business relationships will continue to be maintained or that new ones will be successfully formed. A breach or disruption in these relationships or failure to engage contractors could be detrimental to the future business, operating results and/or profitability of Enthusiast. Moreover, Enthusiast’s financial performance will be significantly determined by its success in adding, retaining, and engaging active users of its platform of digital media properties. If users do not perceive Enthusiast’s content as interesting, unique and useful, Enthusiast may not be able to attract or retain additional users, which could adversely affect the business.

Enthusiast may be unable to complete favourable acquisitions

As part of Enthusiast’s business strategy, it may attempt to acquire businesses that it believes are a strategic fit with its business, such as gaming digital media publishers. Enthusiast may not be able to complete such acquisitions on favourable terms, if at all. Any future acquisitions may result in unforeseen operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for ongoing development of its business. Since Enthusiast may not be able to accurately predict these difficulties and expenditures, these costs may outweigh the value it realizes from a future acquisition, and any acquisition Enthusiast completes could be viewed negatively by its advertisers. Future acquisitions could result in issuances of securities that would dilute shareholders’ ownership interest, the incurrence of debt, contingent liabilities, amortization of expenses related to other intangible assets, and the incurrence of large, immediate write-offs.

Limited long-term agreements for advertising revenue

The Company’s success requires it to maintain and expand its current advertising revenue-generating relationships and to develop new relationships. The Company’s contracts that help drive advertising revenue generally do not include long-term obligations requiring third parties to purchase Enthusiast’s inventory and services or Enthusiast to market their advertising inventory. As a result, Enthusiast may have limited visibility as to its future advertising revenue streams. Enthusiast cannot ensure its advertising revenue generating sources will continue to operate or that Enthusiast will be able to replace, in a timely or effective manner, departing clients with new sources that generate comparable revenue. Any non-renewal, renegotiation, cancellation or deferral of significant advertising contracts that in the aggregate account for a significant amount of revenue, could have a material adverse effect on Enthusiast’s prospects, business, financial condition, and results of operations.

Brand development

The brand identity that Enthusiast has developed has significantly contributed to the success of its business. Maintaining and enhancing the “Enthusiast” brand is critical to expanding Enthusiast’s user base, network of publishers, and advertisers. Enthusiast believes that the importance of brand recognition will increase due to the relatively low barrier to entry in the industry. The “Enthusiast” brand may be negatively impacted by a number of factors, including software malfunctions, delivery of incorrect information, and data privacy and security issues. If Enthusiast fails to maintain and enhance its brand, or if Enthusiast incurs excessive expenses in this effort, it could have a material adverse effect on Enthusiast’s prospects, business, financial condition, and results of operations. Maintaining and enhancing the “Enthusiast” brand will depend largely on Enthusiast’s ability to continue to provide high-quality products and services, which Enthusiast may not continue to do successfully.

27

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Management Discussion and Analysis

For the Three and Nine Months Ended September 30, 2020

OTHER RISKS AND UNCERTAINTY (Continued)

The loss of one or more of Enthusiast’s key personnel, or its failure to attract and retain other highly qualified personnel in the future, could harm its business

Enthusiast currently depends on the continued services and performance of its key personnel. The loss of key personnel, including members of management as well as other key personnel, could disrupt Enthusiast’s operations and have an adverse effect on its business and customer relationships. Additionally, Enthusiast’s success depends on the efforts and abilities of management to attract and retain qualified personnel to manage operations and growth. Failure to attract key individuals may have an adverse effect on the business, operations, and results.

Natural disaster, terrorist acts and other disruptions and dislocations

Upon the occurrence of a natural disaster, or upon an incident of war, riot or civil unrest, the impacted country may not efficiently and quickly recover from such event, which could have a materially adverse effect on the Company or the securities or businesses in which we or they are invested. Terrorist attacks, public health crises including epidemics, pandemics or outbreaks of new infectious disease or viruses (including, most recently, the novel coronavirus (SAR-CoV-2)), and related events can result in volatility and disruption to global supply chains, operations, mobility of people and the financial markets, which could affect interest rates, credit ratings, credit risk, inflation, business, financial conditions, results of operations and other factors relevant to the Company.

In early March 2020, the World Health Organization declared the outbreak of the novel strain of the coronavirus, specifically identified as SARS-CoV-2, to be a pandemic. Responses to the SARS-CoV-2 outbreak have resulted in governments worldwide enacting emergency measures to combat the spread of the virus, causing disruptions to business operations worldwide and a significant increase in economic uncertainty, with more volatile commodity prices and currency exchange rates, and a marked decline in long-term interest rates. These events are resulting in a challenging economic climate in which it is difficult to reliably estimate the length or severity of these developments and their financial impact. The Company is monitoring developments of the SARS-CoV-2 outbreak and will adapt its business plans accordingly.

Risk Factors Related to Enthusiast’s Business Model and Use of Technology

The adtech and programmatic optimization tools utilized by Enthusiast are highly technical, and if not utilized properly, Enthusiast’s business could be adversely affected

The adtech and programmatic optimization tools utilized by Enthusiast enable Enthusiast to target advertisements by a number of factors, including age, gender, income, occupation, etc. There can be no assurance that the adtech and programmatic optimization tools utilized by Enthusiast will not be enhanced or rendered obsolete by advances in technology, or that Enthusiast will be able to utilize the adtech or programmatic tools necessary to remain competitive. This could have an adverse effect on Enthusiast’s business, operations and financial condition. Moreover, the adtech and programmatic optimization tools utilized by Enthusiast are highly technical and complex and may now or in the future contain, undetected errors, bugs, or vulnerabilities which may result in unsuccessful advertising campaigns. Any unsuccessful advertising campaigns could result in damage to Enthusiast’s reputation, loss of users, loss of revenue, or liability for damages, any of which could adversely affect Enthusiast’s business and financial results.

Users may use ad-blockers

The success of Enthusiast’s business model depends on its ability to deliver targeted, highly relevant ads to users of Enthusiast’s platform of digital media properties. Targeted advertising is done primarily through analysis of data, much of which is collected on the basis of user-provided permissions. This data might include a user’s location, or data collected when users view an advertisement or when they click on or otherwise engage with an advertisement. Users may elect not to allow data sharing for targeted advertising for a number of reasons, such as privacy concerns. In addition, companies are constantly developing products that enable users to prevent advertisements from appearing on their web browsers. Wider adoption of these products could have a material adverse effect on Enthusiast’s prospects, business, financial conditions, and results of operations.

28

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Management Discussion and Analysis

For the Three and Nine Months Ended September 30, 2020

OTHER RISKS AND UNCERTAINTY (Continued)

Enthusiast IP may be subject to misappropriation

Protection of Enthusiast’s trademarks and domain names are important to its success. Enthusiast currently protects its IP rights by relying on common law rights. These steps may not be sufficient to prevent the misappropriation of Enthusiast’s proprietary information or deter independent development of similar products and services by others.

In the future, should Enthusiast proceed to register its IP, it would be a process that is likely expensive and time consuming and ultimately, it may not be successful in registering its IP. The absence of registered IP rights, or the failure to obtain such registrations in the future, may result in Enthusiast being unable to successfully prevent its competitors from imitating its products, services, and processes. Such imitation may lead to increased competition. Even if Enthusiast’s IP rights were registered, its IP rights may not be sufficiently comprehensive to prevent its competitors from developing similar competitive products, services, and processes.

Litigation may be necessary to enforce Enthusiast’s IP rights. Litigation of this nature, regardless of the outcome, could result in substantial costs, adverse publicity or diversion of management and technical resources, any of which could adversely affect Enthusiast’s business and operating results. Moreover, due to the differences in foreign laws concerning proprietary rights, Enthusiast’s IP may not receive the same degree of protection in foreign countries as it would in Canada or the United States. Enthusiast’s failure to possess, obtain or maintain adequate protection of its IP rights for any reason could have a material adverse effect on its business, results of operations, and financial condition.

Enthusiast may face allegations that it has infringed the trademarks, copyrights, patents, and other IP rights of third parties, including from its competitors and former employers of Enthusiast’s personnel.

If Enthusiast’s products, services, or solutions employ subject matter that is claimed under its competitors’ IP, those companies may bring infringement actions against Enthusiast. Whether a product infringes a patent or other IP right involves complex legal and factual issues, the determination of which is often uncertain.

Infringement and other IP claims, with or without merit, can be expensive and time consuming to litigate, and the results are difficult to predict. Enthusiast may not have the financial and human resources to defend against any infringement suits that may be brought. As the result of any court judgment or settlement, Enthusiast may be obligated to stop offering certain features, pay royalties or significant settlement costs, purchase licenses or modify its software and features, or develop substitutes.

Enthusiast’s business is highly competitive. Competition presents an ongoing threat to the success of its business

The digital media advertising market is highly competitive and quickly changing. Enthusiast faces competition from a variety of digital media publishers all over the world. Some of Enthusiast’s current and potential competitors have significantly greater resources and better competitive positions in certain markets than Enthusiast does. These factors may allow Enthusiast’s competitors to respond more effectively than Enthusiast to new or emerging technologies and changes in market requirements. Including changes to government regulation.

There is no certainty that Enthusiast’s competitors will not develop similar or superior services which may render Enthusiast uncompetitive. Certain competitors have more established relationships and greater financial resources and they can use their resources against Enthusiast in a variety of competitive ways, including by making acquisitions, investing aggressively in research and development, and competing aggressively for advertisers, technologies, digital media rights, websites, and applications. If competitors are more successful than Enthusiast in developing compelling products and engaging content or in attracting and retaining users, advertisers, and digital media rights, Enthusiast’s revenues, growth rates, and the value of its digital assets could be negatively affected. There is no assurance that Enthusiast will be able to maintain its position in the marketplace.

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Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Management Discussion and Analysis

For the Three and Nine Months Ended September 30, 2020

OTHER RISKS AND UNCERTAINTY (Continued)

Regulation

Enthusiast is subject to general business regulations and laws as well as regulations and laws specifically governing gaming and the internet. Existing and future laws and regulations may impede Enthusiast’s growth strategies. These regulations and laws may cover taxation, privacy, data protection, pricing, content, copyrights, distribution, consumer protection, web services, websites, and the characteristics and quality of products and services. Unfavourable changes in regulations and laws could decrease demand for Enthusiast’s digital media properties and inventory and increase its cost of doing business or otherwise have a material adverse effect on Enthusiast’s reputation, popularity, results of operations, and financial condition.

Enthusiast’s management team has limited experience managing a public company, and regulatory compliance may divert its attention from the day-to-day management of its business

The individuals who now constitute Enthusiast’s management team have limited experience managing a publicly-traded company and limited experience complying with the increasingly complex laws pertaining to public companies. Enthusiast’s management team may not successfully or efficiently manage a public company that is subject to significant regulatory oversight and reporting obligations.

The requirements of being a public company may strain the Resulting Issuer’s resources, divert management’s attention and affect its ability to attract and retain executive management and qualified board members

As a reporting issuer, the Resulting Issuer will be subject to the reporting requirements of applicable securities legislation of the jurisdiction in which it is a reporting issuer, the listing requirements of the TSX and other applicable securities rules and regulations. Compliance with these rules and regulations will increase the Resulting

Issuer’s legal and financial compliance costs, make some activities more difficult, time consuming or costly and increase demand on its systems and resources. Applicable securities laws require the Resulting Issuer to, among other things, file certain annual and quarterly reports with respect to its business and results of operations. In addition, applicable securities laws require the Resulting Issuer to, among other things, maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve its disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. Specifically, due to the increasing complexity of its transactions, it is anticipated that the Resulting Issuer will improve its disclosure controls and procedures and internal control over financial reporting primarily through the continued development and implementation of formal policies, improved processes and documentation procedures, as well as the sourcing of additional finance resources. As a result, management’s attention may be diverted from other business concerns, which could harm the Resulting Issuer’s business and results of operations. To comply with these requirements, Enthusiast may need to hire more employees in the future or engage outside consultants, which will increase its costs and expenses.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

Enthusiast intends to continue to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue generating activities to compliance activities. If its efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against the Resulting Issuer and the Resulting Issuer’s business may be adversely affected.

30

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Management Discussion and Analysis

For the Three and Nine Months Ended September 30, 2020

OTHER RISKS AND UNCERTAINTY (Continued)

As a public company subject to these rules and regulations, the Resulting Issuer may find it more expensive for it to obtain director and officer liability insurance, and it may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for the Resulting Issuer to attract and retain qualified members of its board of directors, particularly to serve on its audit committee and compensation committee, and qualified executive officers.

As a result of disclosure of information in filings required of a public company, Enthusiast’s business and financial condition will become more visible, which may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, the Resulting Issuer’s business and results of operations could be harmed, and even if the claims do not result in litigation or are resolved in its favor, these claims, and the time and resources necessary to resolve them, could divert the resources of the Resulting Issuer’s management and harm its business and results of operations.

Reliance on third party owned communication networks

The delivery of Enthusiast’s products and services and a significant portion of Enthusiast’s revenues are dependent on the continued use and expansion of third party owned communication networks, including wireless networks and the internet.

No assurance can be given of the continued use and expansion of these networks as a medium of communications for Enthusiast.

Effective delivery of Enthusiast’s products and services through the internet is dependent on Internet service providers continuing to expand high-speed Internet access, maintaining reliable networks with the necessary speeds, data capacity and security, and developing complementary products and services for providing reliable and timely access and services. Changes in access fees (for example, revising the application of bandwidth caps or other metered usage schemes) to users may adversely affect the ability or willingness of users to access Enthusiast’s content. Changes in access fees to distributors, such as Enthusiast or its service providers, or a departure from “net neutrality” (the principle that all forms of Internet traffic (including video, voice, and text) are subject to equal treatment in transmission speed and quality) or its governing regulations, could result in increased costs to Enthusiast. All of these factors are out of Enthusiast’s control and manifestation of any of them could ultimately have a material adverse effect on Enthusiast’s prospects, business, financial condition or results of operations.

In addition, increasing traffic, user numbers or bandwidth requirements may result in a decline in Internet (or a subset thereof, including in particular mobile Internet) performance and/or reliability. Internet outages, delays or loss of network connectivity may result in partial or total failure of Enthusiast’s services, additional and unexpected expenses to fund further product development or to add programming personnel to complete a development project, or the loss of revenue because of the inability of users to access Enthusiast’s network of digital properties, any of which could have a material adverse effect on Enthusiast’s prospects, business, financial condition or results of operations.

Security of Enthusiast’s digital media properties

Enthusiast cannot guarantee absolute protection against unauthorized attempts to access its IT systems, including malicious third-party applications or denial of service attacks that may interfere with or exploit security flaws in its digital media properties. Viruses, worms, and other malicious software programs could jeopardize the security of information stored in a user’s computer or in Enthusiast’s computer systems or attempt to change the internet experience of users by interfering with Enthusiast’s ability to connect with a user. If any compromise to Enthusiast’s security measures were to occur and Enthusiast’s efforts to combat this breach were unsuccessful, Enthusiast’s reputation may be harmed leading to an adverse effect on Enthusiast’s financial condition and future prospects.

31

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Management Discussion and Analysis

For the Three and Nine Months Ended September 30, 2020

OTHER RISKS AND UNCERTAINTY (Continued)

The price of the securities of the Resulting Issuer may fluctuate significantly, which may make it difficult for holders of securities of the Resulting Issuer to sell their securities at a time or price they find attractive

The Resulting Issuer’s stock price may fluctuate significantly as a result of a variety of factors, many of which are beyond its control. In addition to those described under “Forward Looking Information” these factors include:

•	actual or anticipated quarterly fluctuations in its operating results and financial condition;

•	changes in financial estimates or publication of research reports and recommendations by financial analysts with respect to it or other financial institutions;

•	reports in the press or investment community generally or relating to the Resulting Issuer’s reputation or the industry in which it operates;

•	strategic actions by the Resulting Issuer or its competitors, such as acquisitions, restructurings, dispositions, or financings;

•	fluctuations in the stock price and operating results of the Resulting Issuer’s competitors;

•	future sales of the Resulting Issuer’s equity or equity-related securities;

•	proposed or adopted regulatory changes or developments; and

•	domestic and international economic factors unrelated to the Resulting Issuer’s performance.

In addition, in recent years, the stock market in general has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies, including for reasons unrelated to their operating performance. These broad market fluctuations may adversely affect the Resulting Issuer’s stock price, notwithstanding the Resulting Issuer’s operating results. Enthusiast expects that the market price of the Resulting Issuer Shares will fluctuate and there can be no assurances about the market prices of such shares.

Enthusiast does not know whether an active, liquid and orderly trading market will develop for the securities of the Resulting Issuer or what the market price of the securities of the Resulting Issuer will be and as a result it may be difficult for investors to sell their securities of the Resulting Issuer

An active trading market for securities of the Resulting Issuer may never develop or be sustained following the Amalgamation. The lack of an active market may impair an investor’s ability to sell their securities of the Resulting Issuer at the time they wish to sell them or at a price that they consider reasonable. The lack of an active market may also reduce the fair market value of an investor’s securities of the Resulting Issuer. Further, an inactive market may also impair the Resulting Issuer’s ability to raise capital by selling securities of the Resulting Issuer and may impair its ability to enter into collaborations or acquire companies or products by using securities of the Resulting Issuer as consideration. The market price of securities of the Resulting Issuer may be volatile, and an investor could lose all or part of their investment.

Enthusiast does not intend to pay dividends on the Resulting Issuer Shares for the foreseeable future

Enthusiast currently does not plan to declare dividends on the Resulting Issuer Shares in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of the board of directors of the Resulting Issuer. Consequently, an investor’s only opportunity to achieve a return on the investment in the Resulting Issuer will be if the market price of the Resulting Issuer Shares appreciates and the investor sells shares at a profit. There is no guarantee that the price of the Resulting Issuer Shares that will prevail in the market after the Amalgamation will ever exceed the price that an investor paid.

If research analysts do not publish research about the Resulting Issuer’s business or if they issue unfavourable commentary or downgrade the Resulting Issuer Shares, the Resulting Issuer’s stock price and trading volume could decline

The trading market for the securities of the Resulting Issuer may depend in part on the research and reports that research analysts publish about the Resulting Issuer and its business. If the Resulting Issuer does not maintain adequate research coverage, or if one or more analysts who covers the Resulting Issuer downgrades its stock, or publishes inaccurate or unfavourable research about the Resulting Issuer’s business, the price of the Resulting Issuer Shares could decline. If one or more of the research analysts ceases to cover the Resulting Issuer or fails to publish reports on it regularly, demand for securities of the Resulting Issuer could decrease, which could cause the Resulting Issuer’s stock price or trading volume to decline.

32

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Management Discussion and Analysis

For the Three and Nine Months Ended September 30, 2020

OTHER RISKS AND UNCERTAINTY (Continued)

Currency fluctuations

Enthusiast’s reporting currency is Canadian dollars but an increasing proportion of Enthusiast’s revenue may be earned and expenses may be incurred in other currencies, including the US dollar. The movement of the US dollar against the Canadian dollar could have a material adverse effect on Enthusiast’s prospects, business, financial condition, and results of operation.

Historical Losses and Negative Operating Cash Flows

Enthusiast has a history of operating losses and may generate continued operating losses and negative cash flows in the future while it carries out its current business plan to further develop and expand its network of digital media properties. Enthusiast has made significant up-front investments in acquiring significant digital media assets, marketing, and general and administrative expenses in order to rapidly develop and expand its business. The successful development and commercialization of these operations will depend on a number of significant financial, logistical, technical, marketing, legal, competitive, economic and other factors, the outcome of which cannot be predicted. There is no guarantee that Enthusiast’s operations will be profitable or produce positive cash flow or that Enthusiast will be successful in generating significant revenues in the future or at all. While Enthusiast can utilize cash and cash equivalents to fund its operating and growth expenditures, it does not have access to significant committed credit facilities or other committed sources of funding. Enthusiast’s inability to ultimately generate sufficient revenues to become profitable and have positive cash flows could have a material adverse effect on its prospects, business, financial condition, results of operations or overall viability as an operating business.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The information provided in this report, is the responsibility of management. During the preparation of financial statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements.

Management maintains a system of internal controls to provide reasonable assurance that the company’s assets are safeguarded and to facilitate the preparation of relevant and timely information.

The Company’s Board of Directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders. The Board’s Audit Committee meets with management quarterly to review the financial statement results, including the MD&A, and to discuss other financial, operating and internal control matters. The Audit Committee receives a report from the independent auditors annually and is free to meet with them throughout the year.

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